VIA EDGAR TRANSMISSION	767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8552 tel
+1 212 310 8007 fax

April 8, 2019

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F St., N.E.
Washington, D.C. 20549
Attention: Daniel F. Duchovny

Re:	Front Yard Residential Corporation
PREC14A preliminary proxy statement filing made on Schedule 14A
Filed on March 29, 2019 by Front Yard Residential Corporation
File No. 001-35657

Dear Mr. Duchovny:

On behalf of our client, Front Yard Residential Corporation (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter, dated April 5, 2019 (the “Comment Letter”), with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (“Preliminary Proxy Statement”), filed on March 29, 2019. We are also transmitting electronically via the EDGAR system for filing with the Commission, Amendment No. 1 to the Company’s Preliminary Proxy Statement (“Amendment No. 1”).
Set forth below in bold are each of the Staff’s comments provided in the Comment Letter. Immediately following each of the Staff’s comments is the Company’s response to such comment, including, where applicable, a cross-reference to the page of Amendment No. 1 where the Staff may locate changes made in response to the Staff’s comments. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1.

Cover Letter

1.	Please clearly mark the cover page of the proxy statement and the form of proxy as preliminary. See Exchange Act Rule 14a-6(e)(1).

The Company respectfully acknowledges the Staff’s comment and has marked the cover page of the proxy statement and the form of proxy as preliminary in Amendment No. 1.

Election of Directors, page 7

2.	Please revise the entries for Ms. Fox and Mr. Reiner to disclose their business experience during the past 5 years.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 8 and 9 of Amendment No. 1 accordingly.

United States Securities and Exchange Commission
April 8, 2019

Potential Payments upon Termination or Change in Control, page 30

3.
Please revise this section to include the definition of Change in Control and to state whether the election of the Snow Park nominees would be deemed a change in control. Also, revise your disclosure to describe any other consequences of a change in control, such as, for example, the acceleration of any incentive compensation or outstanding debt.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 30 to 32 and page 52 of Amendment No. 1 accordingly.

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United States Securities and Exchange Commission
April 8, 2019

If you have any questions or would like to discuss any of the Company’s responses, please do not hesitate to call me (212-310-8552) or my colleague Sachin Kohli (212-310-8294) or, if more convenient, send us an e-mail (michael.aiello@weil.com; sachin.kohli@weil.com). Thank you.

Very truly yours,

/s/ Michael J. Aiello
Michael J. Aiello

cc: Michael G. Lubin (Front Yard Residential Corporation)
Sachin Kohli (Weil, Gotshal & Manges LLP)